UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED JUNE 30, 2008, OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE TRANSITION PERIOD FROM FOR THE TRANSITION PERIOD FROM __________ TO __________

Commission file number 001-00434

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below: The Profit Sharing Retirement Plan of The Procter & Gamble Commercial Company, The Procter & Gamble Company, Two Procter & Gamble Plaza, Cincinnati, Ohio 45202.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.

REQUIRED INFORMATION

Item 4.	Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

  The Profit Sharing Retirement Plan of The Procter & Gamble Commercial Company

Date: December 12, 2008               By:  /s/ Thomas J. Mess_____________
                        Thomas J. Mess
                        Secretary, Trustees of
                        The Profit Sharing Retirement Plan of The Procter & Gamble Commercial Company

EXHIBIT INDEX

Exhibit No.

      23.1     Consent of Deloitte & Touche LLP

The Profit Sharing Retirement
Plan of The Procter & Gamble
Commercial Company

Financial Statements as of and for the Years Ended June 30, 2008 and 2007,
Supplemental Schedule as of June 30, 2008,
and Report of Independent Registered Public Accounting Firm

THE PROFIT SHARING RETIREMENT PLAN OF
THE PROCTER & GAMBLE COMMERCIAL COMPANY

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of June 30, 2008 and 2007	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended June 30, 2008 and 2007	3

Notes to Financial Statements as of and for the Years Ended June 30, 2008 and 2007	4-7

SUPPLEMENTAL SCHEDULE:	8

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of June 30, 2008	9

NOTE: All other schedules required by Section 2520.103.10 of the Department of Labor's Rules
    and Regulations for Reporting and Disclosure under the Employee Retirement Income
    Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Procter & Gamble Master
Savings Plan Committee:

We have audited the accompanying statements of net assets available for benefits of The Profit Sharing Retirement Plan of The Procter & Gamble Commercial Company (the “Plan”) as of June 30, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in the audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Cincinnati, Ohio
December 12, 2008

THE PROFIT SHARING RETIREMENT PLAN OF
THE PROCTER & GAMBLE COMMERCIAL COMPANY

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF JUNE 30, 2008 AND 2007

	2008	2007

ASSETS:
Investments — at fair value:
Cash and cash equivalents	$ 3,524,934	$ 2,904,532
The Procter & Gamble Company common stock	32,750,642	32,336,290
The J.M. Smucker Company common stock	127,293	202,802
Mutual funds	20,643,652	19,719,271

Total investments	57,046,521	55,162,895

Company contributions receivable	3,552,957	3,389,113

NET ASSETS AVAILABLE FOR BENEFITS	$ 60,599,478	$ 58,552,008

See notes to financial statements.

THE PROFIT SHARING RETIREMENT PLAN OF
THE PROCTER & GAMBLE COMMERCIAL COMPANY

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED JUNE 30, 2008 AND 2007

	2008	2007

ADDITIONS:
Investment income:
Net (depreciation) appreciation in fair value of investments	$ (1,875,913)	$ 4,908,135
Dividend income	2,183,906	1,717,457
Interest income	152,431	150,140

Net investment income	460,424	6,775,732

Company contributions (net of forfeitures)	3,507,390	3,289,113

Total additions	3,967,814	10,064,845

DEDUCTIONS — Benefits paid to participants	1,920,344	3,497,984

NET INCREASE DURING THE YEAR	2,047,470	6,566,861

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	58,552,008	51,985,147

End of year	$ 60,599,478	$ 58,552,008

See notes to financial statements.

THE PROFIT SHARING RETIREMENT PLAN OF
THE PROCTER & GAMBLE COMMERCIAL COMPANY

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED JUNE 30, 2008 AND 2007

1.	PLAN DESCRIPTION

The following description of The Profit Sharing Retirement Plan of The Procter & Gamble Commercial Company (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General — The Plan is a defined contribution pension plan and is funded through contributions by Procter & Gamble Commercial LLC, Procter & Gamble Pharmaceuticals Puerto Rico LLC and Olay LLC (hereinafter collectively referred to as the “Plan Sponsors”). The Plan Sponsors are wholly owned subsidiaries of The Procter & Gamble Company (“Company” or “P&G”). Substantially all employees of the Plan Sponsors are eligible to participate in the Plan upon completion of one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions — The Plan Sponsors make contributions to the Plan each year based upon the amount of compensation and the years of service credited for each Plan participant, as defined by the Plan agreement, up to specified limitations. The Plan Sponsors’ contributions are calculated by applying the relevant participation percentage to the total compensation, both as defined by the Plan. Participants are not permitted to make contributions to the Plan.

The following schedule details the participation percentages by years of service.

Participation
Years of Service	Percentage

1–3	8%
4–6	9
7–8	10
9–10	11
11–12	12
13–14	13
15 or more	14

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with an appropriate allocation of the Company’s contributions and an allocation of Plan earnings and charged with withdrawals and an allocation of Plan losses. Allocations of Plan earnings and losses are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Participants direct the investment of the employer contributions into various investment options offered by the Plan. The Plan currently offers various mutual funds and Company common stock as investment options for participants.

In May of 2002, certain of the Company’s brands were spun-off to its shareholders and subsequently merged into The J.M. Smucker Company (“Smucker”). As a result, participants holding Company common stock received one share of Smucker stock for each fifty shares of Company common stock. The cost basis of Company common stock prior to the Smucker spin-off was allocated between Company common stock held and the Smucker common stock received. Participants are not permitted to purchase additional shares of Smucker.

Vesting — Participants are vested 100% upon completion of three years of service. Participants are also 100% vested in their accounts upon termination for disability, early or normal retirement, death, and also upon attainment of 65 years of age, regardless of years of service.

Payment of Benefits — On termination of service due to death, disability, termination, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a period not to exceed ten years after the date of death, termination, retirement, or disability.

Forfeited Accounts — Participants who terminate service prior to vesting forfeit their account balance. Forfeited amounts are used to reduce the Company’s annual contributions. During the years ended June 30, 2008 and 2007, the Company’s annual contributions were reduced by $50,000 and $100,000, respectively, from forfeited nonvested accounts.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment securities including mutual funds and corporate stock. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

New Accounting Pronouncements —In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (SFAS No. 157), Fair Value Measurements. SFAS No. 157 establishes a single authoritative definition of fair value, sets a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Plan management has not completed the process of evaluating the impact that will result from adopting SFAS No. 157. Plan management is therefore unable to disclose the impact that adopting SFAS No. 157 will have on its net assets available for benefits and changes in net assets available for benefits when such statement is adopted.

Administrative Expenses — Administrative expenses of the Plan are paid by the Company as provided in the Plan document.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $92,303 at June 30, 2008. There were no benefits payable at June 30, 2007.

3.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of June 30, 2008 and 2007, are as follows:

		2008	2007

*	The Procter & Gamble Company common stock	$ 32,750,642	$ 32,336,290
	Oakmark Equity Income Fund	10,850,750	9,982,324
	Barclays S&P 500 Fund	4,555,673	5,171,506
*	J.P. Morgan Prime Money Market Fund	3,483,446

*	Party-in-interest.

During the years ended June 30, 2008 and 2007, the Plan’s investments, including gains and losses on investments bought and sold as well as held during the year, (depreciated) appreciated in value as follows:

	2008	2007

Net (depreciation) appreciation in fair value of:
Mutual funds	$ (1,551,935)	$ 1,816,309
Common stock	(323,978)	3,091,826

Net appreciation of investments	$ (1,875,913)	$ 4,908,135

4.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by J.P. Morgan Chase Bank. J.P. Morgan Chase Bank is the recordkeeper as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid for the investment management services were included as a reduction of the return earned on each fund.

At June 30, 2008 and 2007, the Plan held 538,573 and 528,457 shares, respectively, of Company common stock with a cost basis of $21,147,970 and $19,684,182, respectively. During the years ended June 30, 2008 and 2007, the Company contributed $3,507,390 and $3,289,113, respectively, to the Plan on behalf of participating employees.

During the years ended June 30, 2008 and 2007, the Plan recorded dividend income from Company common stock of $774,333 and $688,160, respectively.

During the years ended June 30, 2008 and 2007, the Plan’s investment in Company common stock, including gains and losses on investments bought and sold as well as held during the year, (depreciated) appreciated in value by $(251,136) and $3,029,750, respectively.

5.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan Sponsors have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants will become fully vested and the net assets of the Plan will be distributed to the participants in an order of priority determined in accordance with ERISA and its applicable regulations, and the Plan document.

6.	FEDERAL INCOME TAX STATUS

The Plan is exempt from Puerto Rico income taxes under the provisions of Section 165(a) of the Puerto Rico Income Tax Act of 1954, as amended. The Internal Revenue Service has determined and informed the Company by a letter dated February 2, 2004, that the Plan and related trust were designed in accordance with applicable requirements of the Internal Revenue Code (IRC). The Plan has been amended since receiving the latest determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Puerto Rico Income Tax Act of 1954 and the IRC. Therefore, they believe that the Plan was qualified and tax-exempt as of June 30, 2008 and 2007, and no provision for income taxes has been reflected in the accompanying financial statements.

7.	SUBSEQUENT EVENT

  Subsequent to June 30, 2008, conditions in the worldwide debt and equity markets have deteriorated significantly. These conditions may have had a negative effect on the fair value of the Plan’s investments since June 30, 2008.

******

SUPPLEMENTAL SCHEDULE

THE PROFIT SHARING RETIREMENT PLAN OF
THE PROCTER & GAMBLE COMMERCIAL COMPANY

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF JUNE 30, 2008

	Identity of Issue	Description of Investment	Fair Value

	SHORT TERM INVESTMENTS:
*	J.P. Morgan Chase Bank	Liquified Cash	$ 41,489
*	J.P. Morgan Chase Bank	Money Market Fund	3,483,446

*	THE PROCTER & GAMBLE COMPANY	Common stock, no par value
		538,573 shares (cost $21,147,970)	32,750,642

	THE J.M. SMUCKER COMPANY	Common stock, no par value
		3,132 shares (cost $71,967)	127,293

	MUTUAL FUNDS:
	Barclays	S&P 500 Fund	4,555,673
	Fidelity	Diversified International Fund	1,696,832
	Oakmark	Equity Income Fund	10,850,750
	PIMCO	Total Return Fund	1,531,978
	Royce	Low Price Stock Fund	2,008,418

	TOTAL ASSETS		$ 57,046,521

*	Party-in-interest.